VERSO PAPER HOLDINGS LLC

VERSO PAPER INC.

6775 Lenox Center Court, Suite 400

Memphis, Tennessee 38115

November 13, 2012

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington, D.C. 20549

Verso Paper Holdings LLC

Verso Paper Inc.

Registration Statement on Form S-4 (File No. 333-184490)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Verso Paper Holdings LLC, a Delaware limited liability company (the “Company”) and Verso Paper Inc., a Delaware corporation (together with the Company, the “Issuers”), hereby request that the effective date of the above-captioned Registration Statement on Form S-4 (the “Registration Statement”) be accelerated to November 13, 2012 at 12:00 p.m. Eastern time or as soon thereafter as may be practicable.

We understand that the staff of the Securities and Exchange Commission (the “Commission”) will consider this request as confirmation by each of the Issuers of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. In connection with the foregoing, each of the Issuers represents and acknowledges that:

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should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Issuers from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Issuers may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission	2

If you have any questions regarding the foregoing, please contact Monica K. Thurmond (212-373-3055) or Kenneth Li (212-373-3267) of Paul, Weiss, Rifkind, Wharton & Garrison LLP.

Sincerely, Verso Paper Holdings LLC Verso Paper Inc.

By:	/s/ Robert P. Mundy
Name: Robert P. Mundy
Title: Senior Vice President and Chief Financial Officer

cc:	Monica K. Thurmond, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP